IVACO

             IVACO, INC. PLACE MERCANTILE, 770 RUE SHERBROOKE OUEST
              MONTREAL (QUEBEC) CANADA H3A 1G1 TEL. (514) 288-4545

FOR IMMEDIATE RELEASE:  FRIDAY, SEPTEMBER 26, 1997

                 IVACO SELLS HALF OF ITS STOCK IN LACLEDE STEEL

      MONTREAL -- Ivaco announces today that it has sold one-half of its investment in Laclede Steel Company to a subsidiary of Birmingham Steel Corporation of Birmingham, Alabama for US$14.9 million (Cdn $20.6 million) cash. The Laclede investment sold consisted of 1,009,325 common shares and 183,334 shares of Laclede Series A preferred Stock. The preferred shares are convertible into 859,834 common shares of Laclede. The transaction was effected through the sale of a wholly-owned subsidiary of Ivaco. In connection with the Laclede transaction Ivaco has, amongst other things, given the purchaser the voting rights on Ivaco's remaining investment in Laclede common stock, subject to certain limitations. In addition, Ivaco has agreed not to sell its remaining investment in Laclede prior to September 24, 1998 and has provided the purchaser with a right of first refusal for four years thereafter.

      The transaction price was based on US$8.00 (Cdn $11.07) per Laclede common share and similarly, on an as if converted basis, with respect to the preferred shares. Laclede common stock closed yesterday at US$3.88 (Cdn $5.37).

      As a result of this sale Ivaco will no longer carry its investment in Laclede using the equity method of accounting and will recognize a one-time loss of approximately $8.7 million of which about 90% is non-cash in nature. This net loss will be offset in the third quarter by a net gain of approximately $17.6 million resulting from the sale in August 1997 of a portion of Ivaco's investment in shares of Dofasco Inc. Together these two transactions will result in a one-time net gain of approximately $8.9 million or $0.31 per share.

      Ivaco is a Canadian corporation and is a leading North American producer of steel, fabricated steel products and other diversified fabricated products. It also fabricates structural steel. Ivaco has operations in Canada and the United States. Shares of Ivaco are traded on The Toronto Stock Exchange and The Montreal Exchange (IVA).

Source:                                      Company contact:

Francois Perreault                           Paul Ivanier
Opsis communication                          President and Chief Executive
(514) 393-8998                               Officer
                                             (514) 288-4545




                                          CONTACT:  J. DANIEL GARRETT
                                                     VICE PRESIDENT &
                                                        CONTROLLER
                                               (205) 970-1213

FOR IMMEDIATE RELEASE

                    BIRMINGHAM STEEL CORPORATION ANNOUNCES
                              INVESTMENT IN LACLEDE

Birmingham, Alabama (September 26, 1997) -- Birmingham Steel Corporation (NYSE:BIR) today announced that it had purchased approximately 24.9% of the outstanding common shares and approximately 44.0% of the non-voting convertible preferred shares of Laclede Steel Company. The Company also stated that it had acquired certain rights relating to other common and preferred shares which, combined with its other holdings of Laclede shares, entitle Birmingham Steel to vote 50.3% of the outstanding voting shares of Laclede.

Laclede, headquartered in St. Louis, Missouri, is a manufacturer of carbon and alloy steel products, including pipe products, hot rolled products, wire products and welded chain. Laclede operates facilities located in Illinois, Indiana, Missouri, Pennsylvania, Tennessee and Oregon, Laclede's revenues for the year ended December 31, 1996 were $335 million. The common stock of Laclede is traded on the NASDAQ National Market Systems under the symbol "LCLD".

Birmingham Steel announced that 1,009,325 outstanding common shares and 183,334 convertible non-voting preferred shares of Laclede had been purchased from IVACO, Inc. for $14.9 million through a Birmingham Steel subsidiary. In conjunction with the purchase of these shares, the Company obtained certain rights which give Birmingham Steel voting control of a majority of the outstanding shares of Laclede.

Robert A. Garvey, Chairman and Chief Executive Officer of Birmingham Steel, commented, "We believe this significant investment in Laclede Steel Company supports the strategic objectives of Birmingham Steel Corporation. Laclede's operations and products compliment our current facilities and products. In addition, a relationship with Laclede provides Birmingham Steel with the opportunity to access new steel product markets. We also believe that both companies could benefit by working together to evaluate business opportunities which capitalize upon the strengths of each organization."

Garvey continued, "We have secured voting control of the common shares in order to influence decisions which will affect the long-term performance of the Laclede operations. Our goal is to realize substantial appreciation of our investment in Laclede, thereby improving the returns and value for all of Laclede's shareholders."

Birmingham Steel operates steel mini-mills producing primarily steel reinforcing bar and merchant products, and specializes at its Cleveland operation in the manufacture of high-quality steel bar, rod and wire from semi-finished billets. The common stock of Birmingham Steel Corporation is traded on the New York Stock Exchange under the symbol "BIR".

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties including, but not limited to, economic conditions, market demand factors, unanticipated start-up expenses and financing considerations. For additional discussion, refer to the section on Risk Factors in the Company's most recently filed SEC form 10-Q.